Exhibit 99.3

BEST Inc. Announces US$100 Million Share Repurchase Program

HANGZHOU, China, November 13, 2019 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced that the board of directors of the Company has authorized a share repurchase program whereby BEST may repurchase up to US$100 million worth of its outstanding American depositary shares (“ADSs”) from time to time during the next 18 months.

Mr. Johnny Chou, Chairman and Chief Executive Officer of BEST, commented, “This share repurchase program demonstrates our confidence in BEST’s long-term business prospect and ability to deliver sustainable growth and solid operating fundamentals. As our supply chain and logistics businesses continue to benefit from an economic transformation toward digital commerce, we believe our integrated business model and robust technology will enable us to capture market opportunities and create value for our shareholders in the future.”

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions, the trading price of the Company’s ADSs and other factors, and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund repurchases from its existing cash balance.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload service brokerage, international logistics and financial services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

CONTACT:

For Investors:

Jane Zeng

ir@best-inc.com

For Media:

Jill Mao

mmj@best-inc.com